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                                                                   EXHIBIT 23.1

  When the Conversion referred to in Note 2 of Notes to Financial Statements under the heading Pro Forma Presentation (unaudited) has been consummated, we will be in a position to render our report and to consent to its use.

Chicago, Illinois                         KPMG Peat Marwick LLP
April 1, 1997

                         INDEPENDENT AUDITORS' CONSENT

  We consent to the use of our report dated February 7, 1997, relating to the balance sheets of Peapod LP as of December 31, 1995 and 1996, and the related statements of operations, partners' capital, and cash flows for each of the years in the three-year period ended December 31, 1996, included herein and to the reference to our firm under the headings "Selected Financial and Operating Data" and "Experts" in the Prospectus.